Exhibit (a)(5)(Y)

PRESS RELEASE

ALIMENTATION COUCHE-TARD SENDS LETTER TO

THE BOARD OF DIRECTORS OF CASEY’S GENERAL STORES

ATD.A, ATD.B / TSX

Laval, Québec — September 10, 2010 — Alimentation Couche-Tard Inc. (“Couche-Tard”) today announced that it has sent the following letter to the Board of Directors of Casey’s General Stores, Inc. (“Casey’s”) (NASDAQ: CASY):

September 10, 2010

The Board of Directors of Casey’s General Stores, Inc.

Casey’s General Stores, Inc.

One Convenience Blvd.

Ankeny, Iowa 50021

To the Board of Directors of Casey’s General Stores:

We read with interest that you have authorized discussions with 7-Eleven, Inc.

We are disappointed that, instead of engaging in discussions with us with respect to our all-cash, fully financed tender offer for Casey’s General Stores, Inc. (“Casey’s”), including our recently increased offer price of $38.50 per share, over the last five months, you have continually created obstacles that are designed not only to impede our offer, but to impede a sale of Casey’s to any party. On September 7, 2010, with only two weeks remaining before the 2010 Annual Meeting of Shareholders of Casey’s (the “Annual Meeting”) and only days after completion of the self-tender by Casey’s, you announced that you have authorized discussions with a third-party to explore a transaction based solely on a preliminary proposal that was first communicated to you in a telephone call on September 2, 2010. This appears to be an attempt to distract your shareholders, in the midst of a proxy contest, from considering our fully financed offer.

Since you have begun the process of exploring a sale transaction involving Casey’s, we fully expect that you will afford us the same opportunity to participate in the process. Our senior management team and our legal and financial advisors have been and remain ready to meet with you and your representatives to negotiate a transaction that benefits your shareholders. We are prepared to proceed expeditiously.

Your shareholders will benefit if all interested bidders are granted equal access to the process and an opportunity to submit offers derived from that process. In our case, our offer has been made public since April 2010, and we have increased our offer price to $38.50 per share. If we are granted access to a fair process and have the opportunity to conduct a confirmatory due diligence review of Casey’s, we would be willing to consider further increasing our offer. Should Casey’s decline to conduct a fair process, your shareholders would be deprived of additional value that we may have been willing to offer.

To that end, we suggest that you delay the Annual Meeting, currently scheduled to be held on September 23, 2010, for two to three weeks so that you can complete a full and fair sale process and report the results of such process to your shareholders prior to the Annual Meeting. In this manner, your shareholders, the true owners of Casey’s, will have the opportunity to decide the future of Casey’s for themselves with the benefit of complete information.

We trust that you will act in the best interest of your shareholders and proceed with a full and fair sale process in a manner consistent with the above. We look forward to a timely and favorable response.

Sincerely,

/s/ Alain Bouchard
Alain Bouchard
President and Chief Executive Officer

The tender offer documents, including the Offer to Purchase and the Letter of Transmittal and Couche-Tard’s definitive proxy statement in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s, have been filed with the Securities and Exchange Commission (“SEC”). The shareholders of Casey’s may obtain copies of the tender offer documents and definitive proxy statement at www.sec.gov. Free copies of such documents can also be obtained by calling Innisfree M&A Incorporated, toll-free at (877) 717-3930.

Credit Suisse Securities (USA) LLC is acting as financial advisor to Couche-Tard and dealer manager for Couche-Tard’s offer. UBS Investment Bank also is acting as financial advisor to Couche-Tard. Dewey & LeBoeuf LLP, Nyemaster, Goode, West, Hansell & O’Brien, P.C. and Davies Ward Phillips & Vineberg LLP are acting as legal counsel. Innisfree M&A Incorporated is acting as information agent for Couche-Tard’s offer and proxy solicitor in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s.

About Alimentation Couche-Tard Inc.

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores. Couche-Tard’s network is comprised of 5,869 convenience stores,

4,141 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 42 states and the District of Columbia, and three in Canada covering all ten provinces. More than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers. For more information, please visit: http://www.couchetard.com/corporate.

Forward-looking Statements

The statements set forth in this communication, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the possibility that Couche-Tard will not be able to complete the tender offer as expected; Couche-Tard’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Couche-Tard’s ability to promptly and effectively integrate the businesses of Casey’s; expected trends and projections with respect to particular products, services, reportable segment and income and expense line items; the adequacy of Couche-Tard’s liquidity and capital resources and expectations regarding Couche-Tard’s financial condition and liquidity as well as future cash flows and earnings; anticipated capital expenditures; the successful execution of growth strategies and the anticipated growth and expansion of Couche-Tard’s business; Couche-Tard’s intent, beliefs or current expectations, primarily with respect to future operating performance; expectations regarding sales growth, gross margins, capital expenditures and effective tax rates; expectations regarding the outcome of various pending legal proceedings; seasonality and natural disasters; and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this communication is based on information available as of the date of the communication.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The tender offer (the “Tender Offer”) is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Couche-Tard and ACT Acquisition Sub, Inc. (“ACT Acquisition Sub”) with the SEC on June 2, 2010. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the Tender Offer, that should be read carefully before any decision is made with respect to the Tender Offer. Investors and security holders of Casey’s can obtain free copies of these documents and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3. Free copies of any such documents can also be obtained by directing a request to Couche-Tard’s information agent, Innisfree M&A Incorporated, at (877) 717-3930.

Couche-Tard and ACT Acquisition Sub filed a definitive proxy statement on Schedule 14A with the SEC on August 19, 2010 in connection with the solicitation of proxies for the 2010 annual meeting of shareholders of Casey’s. The definitive proxy statement was mailed to the shareholders of Casey’s on or about August 19, 2010. Investors and security holders of Casey’s are urged to read the definitive proxy statement and other documents filed with the SEC carefully in their entirety as they become available because they will contain important information. Investors and security holders of Casey’s can obtain free copies of these documents and other documents filed with the SEC by Couche-Tard through the web site maintained by the SEC at http://www.sec.gov or by directing a request to the Corporate Secretary of Alimentation Couche-Tard Inc., 4204 Industriel Blvd., Laval, Québec, Canada H7L 0E3. Free copies of any such documents can also be obtained by directing a request to Couche-Tard’s information agent, Innisfree M&A Incorporated, at (877) 717-3930. Free copies of the definitive proxy statement and any additional proxy solicitation materials of Couche-Tard and ACT Acquisition Sub can also be obtained through the web site maintained at http://www.ReadOurMaterials.com/Couche-Tard.

Certain Information Regarding Participants

Couche-Tard and ACT Acquisition Sub, its indirect wholly owned subsidiary, and certain of their respective directors and executive officers, and Couche-Tard’s nominees for election to the board of directors of Casey’s at the 2010 annual meeting of shareholders of Casey’s, may be deemed to be participants in the proposed transaction under the rules of the SEC. As of the date of this press release, Couche-Tard is the beneficial owner of 362 shares of common stock of Casey’s (which includes 100 shares of common stock of Casey’s owned by ACT Acquisition Sub). Security holders may obtain information regarding the names, affiliations and interests of Couche-Tard’s directors and executive officers in Couche-Tard’s Annual Report on Form 40-F for the fiscal year ended April 25, 2010, which was filed with the SEC on July 19, 2010, and its proxy circular for the 2010 annual general meeting, which was furnished to the SEC on a Form 6-K on July 19, 2010. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement filed with the SEC on August 19, 2010.

# # #

Contacts:
Raymond Paré	Joele Frank, Wilkinson Brimmer Katcher
Vice-President and Chief Financial Officer	Matthew Sherman / Eric Brielmann / Eric
Bonach
Tel: (450) 662-6632 ext. 4607	Tel: (212) 355-4449
investor.relations@couche-tard.com

Innisfree M&A Incorporated
Alan Miller / Jennifer Shotwell / Scott Winter
Tel: (212) 750-5833